Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

July 18, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention:	Conlon Danberg

Lauren Nguyen

Re:	electroCore, Inc. Registration Statement on Form S-3 Filed January 24, 2025 File No. 333-284477

Ladies and Gentlemen:

By your letter dated February 4, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-3 (the “Registration Statement”), filed with the Staff on January 24, 2025, by our client, electroCore, Inc. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via the EDGAR system. Amendment No. 2 reflects the response of the Company to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Registration Statement on Form S-3 filed January 24, 2025

About the Company

Business Overview, page 4

1.	We note your disclosure that on December 17, 2024, you entered into a definitive agreement to acquire NeuroMetrix, Inc. Please revise the Registration Statement to include financial statements of NeuroMetrix pursuant to Rule 3-05 of Regulation S-X and the related pro forma statements pursuant to Article 11 of Regulation S-X or provide us your analysis of why such information is not required.

Response: The Company respectfully advises the Staff that, as disclosed in its Current Report on Form 8-K filed on July 16, 2025, in consultation with the Office of Chief Accountant of the Division of Corporation Finance, that the filing by Company of (i) the historical audited financial statements of the NeuroMetrix, Inc. (“NURO”) business acquired by the Company, and (ii) the related pro forma financial statements of the Company, is not required by Regulation 3-05 of Regulation S-X, and Article 11 of Regulation S-X, because NURO is not a “significant subsidiary” of the Company as defined in paragraph 210.1-02(w) of Regulation S-X.

July 18, 2025 Page 2	dentons.com

Item 16. Exhibits

Exhibit No. 5.1, page II-4

2.	Please include a legal opinion regarding the $20,000,000 of common stock that may be issued and sold under the At the Market Offering Agreement prospectus pursuant to the current Registration Statement on Form S-3 filed January 24, 2025 (File No.333-284477). In this regard, we note that the legal opinion included as exhibit 5.1 to the Current Report on Form 8-K filed November 29, 2024 and incorporated by reference into the current Registration Statement is with reference to the prior Registration Statement on Form S-3 (File No. 333-262223), originally filed on January 18, 2022.

Response: The Company respectfully advises the Staff that it has included a legal opinion regarding the $20,000,000 of common stock that may be issued and sold under the At the Market Offering Agreement prospectus pursuant to the current Registration Statement on Form S-3 filed January 24, 2025 (File No.333-284477).

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7177 or via email at ira.kotel@dentons.com.

Very truly yours,

/s/ Ira L. Kotel
Ira L. Kotel

cc: Joshua S. Lev, Chief Financial Officer of electroCore, Inc.